Exhibit 99.1

Investor and Media Contacts:
The IGB Group
Bryan Degnan
646-673-9701
or
Leon Berman
212-477-8438
Global Ship Lease Reports Results for the Second Quarter of 2023

Recent acquisitions come online, interest rate risk fully hedged, credit rating and outlook upgrades, sustainable quarterly dividend of $0.375 per common share

LONDON, ENGLAND – August 3, 2023 - Global Ship Lease, Inc. (NYSE: GSL) (the “Company”, “Global Ship Lease” or “GSL”), an owner of containerships, announced today its unaudited results for the three and six month periods ended June 30, 2023.

Second Quarter 2023 and Year to Date Highlights

- Reported operating revenue of $162.1 million for the second quarter 2023, up 4.9% from $154.5 million for the prior year period. For the six months ended June 30, 2023, operating revenue was $321.4 million, up 4.3% from $308.1 million in first half 2022.

- Reported net income available to common shareholders of $75.4 million for the second quarter of 2023, an increase of 41.2% on net income of $53.4 million for the prior year period. Normalized net income (a non-U.S. GAAP financial measure, described below) for the same period was $74.0 million, up 11.8% on Normalized net income of $66.2 million for the prior year period. For the six months ended June 30, 2023, net income available to common shareholders was $147.6 million, an increase of 21.8% on net income of $121.2 million for the prior year period. Normalized net income for the same period was $149.5 million, up 12.0% on Normalized net income for the prior year period of $133.5 million.

- Generated $108.2 million of Adjusted EBITDA (a non-U.S. GAAP financial measure, described below) for the second quarter of 2023, up 12.0% on Adjusted EBITDA of $96.6 million for the prior year period. Adjusted EBITDA for the six months ended June 30, 2023 was $213.1 million, up 14.0% on Adjusted EBITDA of $187.0 million for the prior year period.

- Earnings per share for the three months ended June 30, 2023 was $2.13, up 44.9% on the earnings per share of $1.47 for the prior year period. Normalized earnings per share for the three months ended June 30, 2023 was $2.09, up 14.8% on the Normalized earnings per share of $1.82 for the prior year period. Earnings per share for the six months ended June 30, 2023 was $4.15, up 25.4% on the earnings per share of $3.31 for the prior year period. Normalized earnings per share for the six months ended June 30, 2023 was $4.21, up 15.3% on the Normalized earnings per share of $3.65 for the prior year period.

- Declared a dividend of $0.375 per Class A common share for the second quarter of 2023 to be paid on September 4, 2023 to common shareholders of record as of August 23, 2023. Paid a dividend of $0.375 per Class A common share for the first quarter of 2023 on June 2, 2023.

- On May 8, 2023, announced an agreement to purchase four 8,544 TEU vessels for an aggregate purchase price of $123.3 million. All vessels were delivered during the second quarter of 2023 and are chartered to a leading liner operator for a minimum firm period of 24 months, followed by a 12-month extension at the charterer’s option. The purchase price was financed by a new credit facility for a total of $76.0 million and cash on hand. The credit facility is priced at SOFR + 3.50%, with SOFR fully covered by the Company’s pre-existing interest rate cap at 0.64%.

- On June 20, 2023, announced updates from three leading credit rating agencies. The Company’s Corporate Family Rating has been upgraded to Ba3 from B1, with a stable outlook, by Moody’s Investor Service. In addition, S&P Global Ratings revised the Company’s outlook to positive and affirmed its long-term issued credit rating at ‘BB’, and the Kroll Bond Rating Agency affirmed both the Company’s BB corporate rating with a stable outlook, as well as the BBB/stable investment grade rating and outlook for the $350.0 million 5.69% Senior Secured Notes due 2027.

- Between January 1, 2023, and June 30, 2023, added $211.9 million of firm contracted revenues to forward charter cover, calculated on the basis of the median firm periods of the respective charters. For vessels in our pre-existing fleet, new charter fixtures or extensions were agreed on eight ships between 2,200 and 3,500 TEU, charter extensions were exercised for two 7,800 TEU ships, a forward fixture was agreed for one ECO 9,100 TEU ship, and four 8,544 TEU vessels were purchased with charters attached; firm charter terms range from a few months to two years.

- Continued to utilize the $40.0 million authorization (the “Buy-back Authorization”) for opportunistic share repurchases, repurchasing a total of 582,178 Class A common shares during January 2023 for a total investment of $10.0 million. During second quarter of 2023 a further 385,064 Class A common shares were purchased for an investment of $7.0 million. Re-purchase prices in 2023 ranged between $16.12 and $18.69 per common share, with an average price of $17.56. A total of 2,027,882 Class A common shares have been repurchased under the Buy-back Authorization, for approximately $37.0 million.  The Board has authorized a further $40.0 million for such share repurchases for a total of approximately $43.0 million of authorization capacity remaining.

George Youroukos, Executive Chairman of Global Ship Lease, stated: “In the second quarter, GSL continued to benefit from our strong contract cover at attractive rates, even as prevailing market charter rates and vessel values normalize. Chartering activity in the market has remained modest by historical standards, with limited capacity coming available outside the feeder segment, and idle capacity at quarter-end hovering around 1%. While this limited liquidity and the current macroeconomic uncertainty make it difficult to predict the market over the quarters ahead, charters agreed in the second quarter have shown some stability at rates that compare favorably to those that prevailed before the COVID-driven rate spike of 2021 and 2022. Mid-sized and smaller vessels such as those that make up the GSL fleet form the backbone of liner companies’ global networks, and we remain in active discussions with liners on additional opportunities to expand our current forward charter cover of $1.97 billion over 2.3 years, with only a limited number of open days through the end of 2024.

“Set against the backdrop of reduced asset prices for the high-specification, workhorse vessels that make up our fleet, we were able to utilize our strong balance sheet to purchase, finance on competitive terms, and take delivery of four post-panamax containerships with attractive charters attached; our first vessel acquisitions since before the period of sharply elevated asset values. Should current trends be sustained, we expect to see an increased number of potential purchase opportunities come into the market over time. We intend to maintain the disciplined and risk-averse approach to acquisitions that has served GSL well, focusing on secondhand containerships with cash flow visibility, attractive upside potential, and limited downside risk. Our strong balance sheet and contracted cash flows provide us with a strong platform from which to selectively pursue value-accretive growth opportunities, while also supporting our attractive dividend and active share buy-back program.”

Ian Webber, Chief Executive Officer, commented: “As evidenced by the recent upgrades and supportive commentary from the credit ratings agencies, our efforts to deleverage, reduce our cost of debt, and increase our overall financial strength and resilience have borne fruit, both in terms of our credit profile and our core business as a containership owner and lessor. Our recent acquisitions have reinforced these positive trends, as we raised debt at a margin of just 3.50%, and made use of the headroom under our existing 0.64% SOFR interest rate cap to conclude our recent vessel acquisitions at a highly competitive cost of capital. With long-term visibility on our contracted cash flows, a diversified portfolio of financially strong counterparties, floating interest rate exposure fully capped, and our proven ability to identify and execute accretive transactions, we remain well positioned to continue creating value for our shareholders through our disciplined and dynamic allocation of capital, including the use of the recently authorized additional $40 million of share buy-back capacity.”

SELECTED FINANCIAL DATA – UNAUDITED

(thousands of U.S. dollars)

	Three months ended June 30, 2023	Three months ended June 30, 2022	Six months ended June 30, 2023	Six months ended June 30, 2022

Operating Revenue (1)	162,080	154,456	321,371	308,087
Operating Income	85,109	83,586	170,207	167,326
Net Income (2)	75,392	53,351	147,612	121,157
Adjusted EBITDA (3)	108,166	96,579	213,072	186,959
Normalized Net Income (3)	73,975	66,186	149,539	133,479

(1) Operating Revenue is net of address commissions which represent a discount provided directly to a charterer based on a fixed percentage of the agreed upon charter rate and also includes the amortization of intangible liabilities and the effect of the straight lining of time charter modifications. Brokerage commissions are included in “Time charter and voyage expenses” (see below).

(2) Net Income available to common shareholders.

(3) Adjusted EBITDA and Normalized Net Income are non-U.S. Generally Accepted Accounting Principles (“U.S. GAAP”) financial measures, as explained further in this press release, and are considered by Global Ship Lease to be a useful measure of its performance. For reconciliations of these non-U.S. GAAP financial measures to net income, the most directly comparable U.S. GAAP financial measure, please see “Reconciliation of Non-U.S. GAAP Financial Measures” below.

Operating Revenue and Utilization

Operating revenue derived from fixed-rate, mainly long-term, time-charters was $162.1 million in the three months ended June 30, 2023, up $7.6 million (or 4.9%) on operating revenue of $154.5 million for the prior year period. The period-on-period increase in operating revenue was principally due to (i) charter renewals at higher rates on a number of vessels and (ii) the acquisition of the four new vessels which were delivered in the second quarter. The increase was partially offset by $8.9 million reduction in the amortization of intangible liabilities arising on below-market charters attached to certain vessel additions. There were 328 days of offhire in the second quarter of 2023 of which 236 were for scheduled drydockings, compared to 266 days of offhire in the prior year period of which 82 were for scheduled drydockings. Utilization for the second quarter of 2023 was 94.5% compared to utilization of 95.5% in the same period of the prior year.

For the six months ended June 30, 2023, operating revenue was $321.4 million, up $13.3 million (or 4.3%) on operating revenue of $308.1 million in the comparative period, mainly due to the factors noted above.

The table below shows fleet utilization for the three and six months ended June 30, 2023 and 2022, and for the years ended December 31, 2022, 2021, 2020 and 2019.

	Three months ended		Six months ended		Year ended
Days	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022	Dec 31, 2022	Dec 31, 2021	Dec 31, 2020	Dec 31, 2019

Ownership days	5,930	5,915	11,773	11,765	23,725	19,427	16,044	14,326
Planned offhire - scheduled drydock	(236)	(82)	(436)	(309)	(581)	(752)	(687)	(537)
Unplanned offhire	(72)	(154)	(174)	(236)	(460)	(260)	(95)	(105)
Idle time	(20)	(30)	(20)	(30)	(30)	(88)	(338)	(164)
Operating days	5,602	5,649	11,143	11,190	22,654	18,327	14,924	13,520

Utilization	94.5%	95.5%	94.6%	95.1%	95.5%	94.3%	93.0%	94.4%

In 2023, we anticipate four further regulatory drydockings, including for three of the four recently purchased ships.

Vessel Operating Expenses

Vessel operating expenses, which are primarily the costs of crew, lubricating oil, repairs, maintenance, insurance and technical management fees, were up 4.8% to $43.4 million for the second quarter of 2023, compared to $41.4 million in the comparative period. The increase of $2.0 million was mainly due to (i) increased crew expenses mainly due to global inflation and the limited supply of crew and (ii) increased cost of insurances due to premium increases. The average cost per ownership day in the quarter was $7,320, compared to $7,006 for the prior year period, up $314 per day, or 4.5%. For the six months ended June 30, 2023, vessel operating expenses were $86.2 million, or an average of $7,319 per day, compared to $80.9 million in the comparative period, or $6,875 per day, an increase of $444 per ownership day, or 6.5%.

Time Charter and Voyage Expenses

Time charter and voyage expenses comprise mainly commission paid to ship brokers, the cost of bunker fuel for owner’s account when a ship is off-hire or idle and miscellaneous owner’s costs associated with a ship’s voyage. Time charter and voyage expenses were $6.7 million for the second quarter of 2023, compared to $5.1 million in the second quarter of 2022. The increase was mainly due to increased commissions on charter renewals at higher rates, higher costs for bunker fuel for owner’s account due to increase in off hire days and additional voyage administration costs and additional operational requests from charterers.

For the six months ended June 30, 2023, time charter and voyage expenses were $12.1 million, or an average of $1,031 per day, compared to $9.5 million in the comparative period, or $804 per day, an increase of $227 per ownership day, or 28.2% mainly to the factors noted above.

Depreciation and Amortization

Depreciation and amortization for the second quarter of 2023 was $22.2 million, compared to $20.3 million in the second quarter of 2022. The increase was mainly due to the 14 drydockings completed after June 30, 2022.

Depreciation for the six months ended June 30, 2023 was $43.4 million, compared to $40.1 million in the comparative period, with the increase being due to the 14 drydockings completed after June 30, 2022 and the acquisition of the four vessels delivered during the second quarter of 2023.

General and Administrative Expenses

General and administrative expenses were $4.7 million in the second quarter of 2023, compared to $4.1 million in the second quarter of 2022. The increase was mainly due to higher stock-based compensation expense and a one-off expense occurred in second quarter of 2023 due to social security costs related to settlement of shares under the Omnibus Incentive Plan. The average general and administrative expense per ownership day for the second quarter of 2023 was $794, compared to $685 in the comparative period, an increase of $109 or 15.9%.

For the six months ended June 30, 2023, general and administrative expenses were $9.5 million, compared to $10.3 million in the comparative period mainly due to lower stock-based compensation expense in the first quarter of 2023 and a one-off expense that occurred in first quarter of 2022 due to social security charges related to settlement of shares under the Omnibus Incentive plan. The average general and administrative expense per ownership day for the six-month period ended June 30, 2023 was $807, compared to $875 in the comparative period, a decrease of $68 or 7.8%.

Adjusted EBITDA

Adjusted EBITDA (a non-GAAP financial measure) was $108.2 million for the second quarter of 2023, up from $96.6 million for the second quarter of 2022, with the net increase being mainly due to increased revenue from charter renewals at higher rates.

Adjusted EBITDA for the six months ended June 30, 2023 was $213.1 million, compared to $187.0 million for the comparative period, an increase of $26.1 million or 14.0%.

Interest Expense and Interest Income

Debt as at June 30, 2023 totaled $925.3 million, comprising $491.3 million of secured bank debt collateralized by vessels, $310.6 million of 2027 Secured Notes collateralized by vessels, and $123.4 million under sale and leaseback financing transactions. As of June 30, 2023, five vessels were unencumbered.

Debt as at June 30, 2022 totaled $1,125.7 million, comprising $526.7 million of secured bank debt collateralized by vessels, $350.0 million of 2027 USPP Notes collateralized by vessels, $160.0 million under sale and leaseback financing transactions and $89.0 million of unsecured indebtedness on our 2024 Notes which were fully redeemed in July 2022. As of June 30, 2022, five of our vessels were unencumbered.

Interest and other finance expenses for the second quarter of 2023 was $10.9 million, down from $30.0 million for the second quarter of 2022. The decrease in interest and other finance expenses was mainly due to (i) a prepayment fee and non-cash write off of deferred financing charges of $14.1 million on the full repayment of Hayfin Credit Facility, (ii) the non-cash write off of deferred financing charges of $0.3 million on the full repayment of our Hellenic Credit Facility and (iii) $0.6 million premium paid on the redemption in April of $28.5 million of 2024 Notes, all of which took place in the second quarter 2022. The blended cost of our debt, taking into account the interest rate caps, has increased from approximately 4.51% for the second quarter 2022 to 4.53% for the second quarter 2023 due to the new credit facility for the four new vessels. Three month Libor increased in the second quarter of 2023 to 5.55% as compared to 1.30% in the prior year period.

Interest and other finance expenses for the six months ended June 30, 2023 was $22.0 million, down from $48.7 million for the comparative period. The decrease is mainly due to (i) the prepayment fee and the associated non-cash write off of deferred financing charges of $14.1 million on the full repayment of the Hayfin Credit Facility, (ii) the non-cash write off of deferred financing charges of $0.3 million on the full repayment of our Hellenic Credit Facility and (iii) the $0.6 million premium paid on the redemption in April of $28.5 million of 2024 Notes and (iv) a prepayment fee and the associated non-cash write off of deferred financing charges of $4.1 million on the full repayment of our Blue Ocean Junior Credit Facility, all of which took place in the six months ended June 30 2022.

Interest income for the second quarter 2023 was $2.6 million, up from $0.3 million for the second quarter of 2022. Interest income for the six months period ended June 30, 2023 was $4.4 million, compared to $0.5 million for the comparative period.

Other (expenses)/income, Net

Other expenses, net was $0.4 million in the second quarter 2023, compared to $0.2 million in the second quarter of 2022. Other income, net was $1.2 million for the six month period ended June 30, 2023, compared to $0.2 million for the comparative period.

Fair value adjustment on derivatives

In December 2021, we entered into a USD 1 month LIBOR interest rate cap of 0.75% through fourth quarter of 2026 on $484.1 million of floating rate debt, which reduces over time and represented approximately half of the outstanding floating rate debt. In February 2022, we entered into two additional USD 1-month LIBOR interest rate caps of 0.75% through the fourth quarter of 2026 on the remaining balance of $507.9 million of floating rate debt. One of these interest rate caps was not designated as a cash flow hedge and therefore the positive fair value adjustment of $1.4 million for the second quarter of 2023 was recorded through our statement of income. The negative fair value adjustment for the six month period ended June 30, 2023 amounted to $1.4 million. Interest rate caps have automatically transited to 1 month Compounded SOFR on July 1st, 2023 at a level of 0.64%.

Earnings Allocated to Preferred Shares

The Series B Preferred Shares carry a coupon of 8.75%, the cost of which for the second quarter of 2023 was $2.4 million, the same as in the second quarter 2022. The cost was $2.4 million in both quarters of 2023 and 2022 since there were no additional Series B Preferred Shares issued under our at-the-market program. The cost for the six months ended June 2023 was $4.8 million, the same as for the six months ended June 30, 2022.

Net Income Available to Common Shareholders

Net income available to common shareholders for the three months ended June 30, 2023 was $75.4 million. Net income available to common shareholders for the three months ended June 30, 2022 was $53.4 million.

Earnings per share for the three months ended June 30, 2023 was $2.13, an increase of 44.9% from the earnings per share for the comparative period, which was $1.47.

For the six months ended June 30, 2023, net income available to common shareholders was $147.6 million. Net income available to common shareholders for the six months ended June 30, 2022 was $121.2 million.

Earnings per share for the six months ended June 30, 2023 was $4.15, an increase of 25.4% from the earnings per share for the comparative period, which was $3.31.

Normalized net income (a non-GAAP financial measure) for the three months ended June 30, 2023, was $74.0 million. Normalized net income for the three months ended June 30, 2022 was $66.2 million. Normalized net income for the six months ended June 30, 2023 was $149.5 million, as compared to $133.5 for the comparative period.

Normalized earnings per share (a non-GAAP financial measure) for the three months ended June 30, 2023 was $2.09, an increase of 14.8% from Normalized earnings per share for the comparative period, which was $1.82.

Normalized earnings per share for the six months ended June 30, 2023 was $4.21, an increase of 15.3% from Normalized earnings per share for the comparative period, which was $3.65.

Fleet

As at June 30, 2023, we had 68 containerships in our fleet.

Vessel Name	Capacity in TEUs	Lightweight (tons)	Year Built	Charterer	Earliest Charter Expiry Date	Latest Charter Expiry Date (2)		Daily Charter Rate $

CMA CGM Thalassa	11,040	38,577	2008	CMA CGM	4Q25	2Q26		47,200
ZIM Norfolk (ex UASC Al Khor) (1)	9,115	31,764	2015	ZIM	2Q27	4Q27		65,000
Anthea Y (1)	9,115	31,890	2015	COSCO (3)	3Q25	4Q25	(3)	38,000	(3)
ZIM Xiamen (ex Maira XL)(1)	9,115	31,820	2015	ZIM	3Q27	4Q27		65,000
MSC Tianjin	8,603	34,325	2005	MSC	2Q24	3Q24		19,000
MSC Qingdao (4)	8,603	34,609	2004	MSC	2Q24	2Q25		23,000
GSL Ningbo	8,603	34,340	2004	MSC	3Q27	4Q27	(5)	22,500	(5)
tbr GSL Alexandra	8,544	37,777	2004	Confidential	3Q25	3Q26		Confidential	(6)
tbr GSL Sofia	8,544	37,777	2003	Confidential	3Q25	3Q26		Confidential	(6)
tbr GSL Effie	8,544	37,777	2003	Confidential	3Q25	3Q26		Confidential	(6)
GSL Lydia	8,544	37,777	2003	Confidential	2Q25	4Q26		Confidential	(6)
GSL Eleni	7,847	29,261	2004	Maersk	3Q24	1Q25	(7)	16,500	(7)
GSL Kalliopi	7,847	29,105	2004	Maersk	3Q24	4Q24	(7)	18,900	(7)
GSL Grania	7,847	29,190	2004	Maersk	3Q24	1Q25	(7)	17,750	(7)
Mary (1)	6,927	23,424	2013	CMA CGM (8)	4Q28	1Q31	(8)	25,910	(8)
Kristina (1)	6,927	23,421	2013	CMA CGM (8)	3Q29	3Q31	(8)	25,910	(8)
Katherine (1)	6,927	23,403	2013	CMA CGM (8)	1Q29	2Q31	(8)	25,910	(8)
Alexandra (1)	6,927	23,348	2013	CMA CGM (8)	2Q29	3Q31	(8)	25,910	(8)
Alexis (1)	6,882	23,919	2015	CMA CGM (8)	2Q29	3Q31	(8)	25,910	(8)
Olivia I (1)	6,882	23,864	2015	CMA CGM (8)	2Q29	2Q31	(8)	25,910	(8)
GSL Christen	6,840	27,954	2002	Maersk	3Q23	1Q24		35,000
GSL Nicoletta	6,840	28,070	2002	Maersk	3Q24	1Q25		35,750
CMA CGM Berlioz	6,621	26,776	2001	CMA CGM	4Q25	2Q26		37,750
Agios Dimitrios (4)	6,572	24,931	2011	MSC	4Q23	3Q24		20,000
GSL Vinia	6,080	23,737	2004	Maersk	3Q24	1Q25		13,250
GSL Christel Elisabeth	6,080	23,745	2004	Maersk	2Q24	1Q25		13,250
GSL Dorothea	5,992	24,243	2001	Maersk	3Q24	3Q26		18,600	(9)
GSL Arcadia	6,008	24,858	2000	Maersk	2Q24	1Q26		18,600	(9)
GSL Violetta	6,008	24,873	2000	Maersk	4Q24	4Q25		18,600	(9)
GSL Maria	6,008	24,414	2001	Maersk	4Q24	1Q27		18,600	(9)
GSL MYNY	6,008	24,873	2000	Maersk	3Q24	1Q26		18,600	(9)
GSL Melita	6,008	24,848	2001	Maersk	3Q24	3Q26		18,600	(9)
GSL Tegea	5,992	24,308	2001	Maersk	3Q24	3Q26		18,600	(9)
Tasman	5,936	25,010	2000	Maersk	4Q23	2Q24		20,000
ZIM Europe	5,936	25,010	2000	ZIM	1Q24	2Q24		24,250
Ian H	5,936	25,128	2000	ZIM	2Q24	4Q24		32,500
GSL Tripoli	5,470	22,259	2009	Maersk	4Q24	4Q27		36,500	(10)
GSL Kithira	5,470	22,108	2009	Maersk	4Q24	1Q28		36,500	(10)
GSL Tinos	5,470	22,067	2010	Maersk	4Q24	4Q27		36,500	(10)
GSL Syros	5,470	22,098	2010	Maersk	4Q24	4Q27		36,500	(10)
Dolphin II	5,095	20,596	2007	OOCL	1Q25	3Q25		53,500
Orca I	5,095	20,633	2006	Maersk	2Q24	4Q25		21,000	(11)
CMA CGM Alcazar	5,089	20,087	2007	CMA CGM	3Q26	1Q27		35,500
GSL Château d’If	5,089	19,994	2007	CMA CGM	4Q26	1Q27		35,500
GSL Susan	4,363	17,309	2008	CMA CGM	3Q27	1Q28		Confidential	(12)
CMA CGM Jamaica	4,298	17,272	2006	CMA CGM	1Q28	2Q28		Confidential	(12)
CMA CGM Sambhar	4,045	17,429	2006	CMA CGM	1Q28	2Q28		Confidential	(12)
CMA CGM America	4,045	17,428	2006	CMA CGM	1Q28	2Q28		Confidential	(12)
GSL Rossi	3,421	16,420	2012	ZIM	1Q26	3Q26		38,875	(13)
GSL Alice	3,421	16,543	2014	CMA CGM	2Q25	2Q25		20,500	(14)
GSL Eleftheria	3,404	16,642	2013	Maersk	3Q25	4Q25		37,975
GSL Melina	3,404	16,703	2013	Hapag-Lloyd	2Q24	3Q24		21,000
GSL Valerie	2,824	11,971	2005	ZIM	1Q25	3Q25		35,600	(15)
Matson Molokai	2,824	11,949	2007	Matson	2Q25	3Q25		36,500
GSL Lalo	2,824	11,950	2006	MSC	1Q24	2Q24		17,500
GSL Mercer	2,824	11,970	2007	ONE	4Q24	2Q25		35,750
Athena	2,762	13,538	2003	Hapag-Lloyd	2Q24	2Q24		21,500
GSL Elizabeth	2,741	11,507	2006	ONE	3Q23	3Q23		18,750
tbr GSL Chloe	2,546	12,212	2012	ONE	4Q24	1Q25		33,000
GSL Maren	2,546	12,243	2014	Swire	1Q24	2Q24		18,200	(16)
Maira	2,506	11,453	2000	Hapag-Lloyd	3Q23	4Q23		17,750
Nikolas	2,506	11,370	2000	CMA CGM	1Q24	1Q24		16,750
Newyorker	2,506	11,463	2001	CMA CGM	1Q24	3Q24		20,700
Manet	2,272	11,727	2001	OOCL	4Q24	2Q25		32,000
Keta	2,207	11,731	2003	CMA CGM	1Q25	1Q25		25,000
Julie	2,207	11,731	2002	Footnote (17)	2Q25	3Q25		Footnote	(17)
Kumasi	2,207	11,791	2002	Wan Hai	1Q25	2Q25		38,000
Akiteta	2,207	11,731	2002	OOCL	4Q24	1Q25		32,000

(1)	Modern design, high reefer capacity, fuel-efficient vessel.
(2)
In many instances charterers have the option to extend a charter beyond the nominal latest expiry date by the amount of time that the vessel was off hire during the course of that charter. This additional charter time (“Offhire Extension”) is computed at the end of the initially contracted charter period. The Latest Charter Expiry Dates shown in this table have been adjusted to reflect offhire accrued up to the date of issuance of this release plus estimated offhire scheduled to occur during the remaining lifetimes of the respective charters. However, as actual offhire can only be calculated at the end of each charter, in some cases actual Offhire Extensions – if invoked by charterers – may exceed the Latest Charter Expiry Dates indicated.

(3)
Anthea Y was forward fixed to a leading liner operator for a period of 24 months +/- 30 days, with the new charter to commence upon expiry of the existing charter in 3Q or 4Q23. The new charter is expected to generate annualized Adjusted EBITDA of approximately $11.9 million.

(4)	MSC Qingdao & Agios Dimitrios are fitted with Exhaust Gas Cleaning Systems (“scrubbers”).
(5)
GSL Ningbo chartered to MSC at $22,500 per day to July 2023. Thereafter, the charter has been extended by 48 to 52 months, at a rate expected to generate annualized Adjusted EBITDA of approximately $16.5 million.

(6)
Tbr GSL Alexandra, tbr GSL Sofia, tbr GSL Effie and GSL Lydia delivered in 2Q23. Contract cover for each vessel is for a minimum firm period 24 months from the date each vessel is delivered, with charterers holding one year extension options. The vessels are expected to generate aggregate Adjusted EBITDA of approximately $76.6 million over the minimum firm period, increasing to $95.3 million if all options are exercised.

(7)
GSL Eleni (delivered 2Q 2019) is chartered for five years; GSL Kalliopi (delivered 4Q 2019) and GSL Grania (delivered 3Q 2019) are chartered for three years plus two successive periods of one year each, at the option of the charterer. The first of these extension options was exercised for both vessels in 2Q 2022 and commenced for GSL Grania and for GSL Kalliopi in 3Q and in 4Q 2022, respectively. The second of these extension options was exercised for both vessels in 2Q 2023 and will commence for both vessels in 3Q23. During the option periods the charter rates for GSL Kalliopi and GSL Grania are $18,900 per day and $17,750 per day respectively.

(8)
Mary, Kristina, Katherine, Alexandra, Alexis, Olivia I were forward fixed to Hapag-Lloyd for five years, followed by two periods of 12 months each at the option of the charterer. The new charters are scheduled to commence as each of the existing charters expire, on a staggered basis, between approximately late 2023 and late 2024, following the expiration of existing charters. The charters are expected to generate average annualized Adjusted EBITDA of approximately $13.1 million per ship.

(9)
GSL Maria, GSL Violetta, GSL Arcadia, GSL MYNY, GSL Melita, GSL Tegea and GSL Dorothea. Contract cover for each ship is for a firm period of at least three years from the date each vessel was delivered, with charterers holding a one-year extension option on each charter (at a rate of $12,900 per day), followed by a second option (at a rate of $12,700 per day) with the period determined by – and terminating prior to – each vessel’s 25th year drydocking & special survey.

(10)
GSL Tripoli, GSL Kithira, GSL Tinos, and GSL Syros. Ultra-high reefer ships of 5,470 TEU each. Contract cover on each ship is for a firm period of three years, from their delivery dates in 2021, at a rate of $36,500 per day, with a period of an additional three years (at $17,250 per day) at charterers’ option.

(11)	Orca I. Chartered at $21,000 per day through to the median expiry of the charter in 2Q2024; thereafter the charterer has the option to charter the vessel for a further 12-14 months at the same rate.
(12)
GSL Susan, CMA CGM Jamaica, CMA CGM Sambhar and CMA CGM America. In July 2022, these four vessels were each forward fixed for five years +/- 45 days at charter rates expected to generate average annualized Adjusted EBITDA of approximately $11.2 million per vessel. The new charter for GSL Susan commenced in 4Q 2022, while the charters for the remaining three vessels commenced in late 1Q 2023.

(13)	GSL Rossi. Chartered at an average rate of $38,875 per day-$42,750 for the first 18 months, $38,000 for the next 18 months and $35,000 for the remaining period.
(14)	GSL Alice. Chartered at $20,500 per day for a period of 24 months +/- 30 days at the option of charterer. The new charter commenced in May 2023.
(15)	GSL Valerie. Chartered at an average rate of $35,600 per day-$40,000 for the first 12 months, $36,000 for the next 12 months and $32,000 for the remaining period.
(16)
GSL Maren. Charter extended to Westwood (Swire) for a period of 11 to 14 months, commenced at the end of 1Q 2023 at a rate of $17,200 per day for the first 2 months and for the remaining period at a rate of $18,200.

(17)
Julie was forward fixed to a leading liner company for a period of 24 months +/- 30 days at the option of the charterer. The new charter commenced in 3Q 2023, after the vessel’s scheduled drydock. The new charter is expected to generate annualized Adjusted EBITDA of approximately $2.0 million.

Conference Call and Webcast

Global Ship Lease will hold a conference call to discuss the Company's results for the three and six months ended June 30, 2023 today, Thursday August 3, 2023 at 10:30 a.m. Eastern Time. There are two ways to access the conference call:

(1)  Dial-in: (800) 715-9871 or (646) 307-1963; Passcode: 8238520

Please dial in at least 10 minutes prior to 10:30 a.m. Eastern Time to ensure a prompt start to the call.

(2) Live Internet webcast and slide presentation: http://www.globalshiplease.com

The webcast will also be archived on the Company’s website: http://www.globalshiplease.com.

Annual Report on Form 20-F

The Company’s Annual Report for 2022 was filed with the Securities and Exchange Commission (the “Commission”) on March 23, 2023. A copy of the report can be found under the Investor Relations section (Annual Reports) of the Company’s website at http://www.globalshiplease.com or on the Commission’s website at www.sec.gov. Shareholders may request a hard copy of the audited financial statements free of charge by contacting the Company at info@globalshiplease.com or by writing to Global Ship Lease, Inc, care of Global Ship Lease Services Limited, 25 Wilton Road, London SW1V ILW.

About Global Ship Lease

Global Ship Lease is a leading independent owner of containerships with a diversified fleet of mid-sized and smaller containerships. Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under fixed-rate charters to top tier container liner companies. It was listed on the New York stock Exchange in August 2008.

As at June 30, 2023, Global Ship Lease owned 68 containerships ranging from 2,207 to 11,040 TEU, with an aggregate capacity of 375,406 TEU. 36 ships are wide-beam Post-Panamax.

As at June 30, 2023, the average remaining term of the Company’s charters, to the mid-point of redelivery, including options under the Company’s control and other than if a redelivery notice has been received, was 2.3 years on a TEU-weighted basis. Contracted revenue on the same basis was $1.97 billion. Contracted revenue was $2.39 billion, including options under charterers’ control and with latest redelivery date, representing a weighted average remaining term of 3.1 years.

Reconciliation of Non-U.S. GAAP Financial Measures

To supplement our financial information presented in accordance with U.S. GAAP, we use certain “non-GAAP financial measures” as such term is defined in Regulation G promulgated by the SEC. Generally, a non-GAAP financial measure is a numerical measure of a company’s operating performance, financial position or cash flows that excludes or includes amounts that are included in, or excluded from, the most directly comparable measure calculated and presented in accordance with U.S. GAAP. We believe that the presentation of these measures provides investors with greater transparency and supplemental data relating to our financial condition and results of operations, and therefore a more complete understanding of factors affecting our business than U.S. GAAP measures alone. In addition, we believe that the presentation of these matters is useful to investors for period-to-period comparison of results as the items may reflect certain unique and/or non-operating items such as impairment charges, contract termination costs or items outside of our control.

We believe that the presentation of the following non-U.S. GAAP financial measures is useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

A.	Adjusted EBITDA

Adjusted EBITDA represents net income available to common shareholders before interest income and expense, earnings allocated to preferred shares, income taxes, depreciation and amortization of drydocking net costs, gains or losses on the sale of vessels, amortization of intangible liabilities, charges for share based compensation, fair value adjustment on derivatives, the effect of the straight lining of time charter modifications, and impairment losses. Adjusted EBITDA is a non-U.S. GAAP quantitative measure used to assist in the assessment of our ability to generate cash from our operations. We believe that the presentation of Adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. Adjusted EBITDA is not defined in U.S. GAAP and should not be considered to be an alternative to net income or any other financial metric required by such accounting principles. Our use of Adjusted EBITDA may vary from the use of similarly titled measures by others in our industry.

Adjusted EBITDA is presented herein both on a historic basis and on a forward-looking basis in certain instances. We do not provide a reconciliation of such forward looking non-U.S. GAAP financial measure to the most directly comparable U.S. GAAP measure because such U.S. GAAP financial measure on a forward-looking basis is not available to us without unreasonable effort.

ADJUSTED EBITDA - UNAUDITED

(thousands of U.S. dollars)
		Three months ended June 30, 2023	Three months ended June 30, 2022	Six months ended June 30, 2023	Six months ended June 30, 2022

Net income available to Common Shareholders		75,392	53,351	147,612	121,157

Adjust:	Depreciation and amortization	22,172	20,273	43,356	40,125
	Amortization of intangible liabilities	(1,681)	(10,565)	(5,045)	(23,420)
	Fair value adjustment on derivative asset	(1,417)	(2,084)	1,368	(6,648)
	Interest income	(2,582)	(265)	(4,394)	(515)
	Interest expense	10,905	30,007	22,008	48,742
	Share based compensation	2,505	2,231	5,179	5,661
	Earnings allocated to preferred shares	2,384	2,384	4,768	4,768
	Income tax	5	-	5	-
	Effect from straight lining time charter modifications	483	1,247	(1,785)	(2,911)
Adjusted EBITDA		108,166	96,579	213,072	186,959

B.	Normalized net income

Normalized net income represents net income available to common shareholders after adjusting for certain non-recurring items. Normalized net income is a non-U.S. GAAP quantitative measure which we believe will assist investors and analysts who often adjust reported net income for items that do not affect operating performance or operating cash generated. Normalized net income is not defined in U.S. GAAP and should not be considered to be an alternate to net income or any other financial metric required by such accounting principles. Our use of Normalized net income may vary from the use of similarly titled measures by others in our industry.

NORMALIZED NET INCOME – UNAUDITED

(thousands of U.S. dollars)
		Three months ended June 30, 2023	Three months ended June 30, 2022	Six months ended June 30, 2023	Six months ended June 30, 2022

Net income available to Common Shareholders		75,392	53,351	147,612	121,157

Adjust:	Fair value adjustment on derivative assets	(1,417)	(2,084)	1,368	(6,648)
	Premium paid on redemption of 2024 Notes	-	570	-	570
	Accelerated write off of deferred financing charges related to full repayment of Hellenic Credit Facility	-	298	-	298
	Accelerated write off of deferred financing charges related to full repayment of Hayfin Credit Facility	-	2,822	-	2,822
	Prepayment fee on repayment of Hayfin Credit Facility	-	11,229	-	11,229
	Prepayment fee on repayment of Blue Ocean Credit Facility	-	-	-	3,968
	Accelerated write off of deferred financing charges related to full repayment of Blue Ocean Credit Facility	-	-	-	83
	Accelerated write off of deferred financing charges related to partial repayment of HCOB-CACIB Credit Facility	-	-	108	-
	Forfeit of certain stock-based compensation awards	-	-	451	-

Normalized net income		73,975	66,186	149,539	133,479

C.	Normalized Earnings per Share

Normalized Earnings per Share represents Earnings per Share after adjusting for certain non-recurring items. Normalized Earnings per Share is a non-U.S. GAAP quantitative measure which we believe will assist investors and analysts who often adjust reported Earnings per Share for items that do not affect operating performance or operating cash generated. Normalized Earnings per Share is not defined in U.S. GAAP and should not be considered to be an alternate to Earnings per Share as reported or any other financial metric required by such accounting principles. Our use of Normalized Earnings per Share may vary from the use of similarly titled measures by others in our industry.

NORMALIZED EARNINGS PER SHARE - UNAUDITED

	Three months ended June 30, 2023	Three months ended June 30, 2022	Six months ended June 30, 2023	Six months ended June 30, 2022

EPS as reported (USD)	2.13	1.47	4.15	3.31
Normalized net income adjustments-Class A common shares (in thousands USD)	(1,417)	12,835	1,927	12,322
Weighted average number of Class A Common shares	35,375,684	36,347,270	35,533,273	36,578,297
Adjustment on EPS (USD)	(0.04)	0.35	0.06	0.34
Normalized EPS (USD)	2.09	1.82	4.21	3.65

Safe Harbor Statement

This communication contains forward-looking statements. Forward-looking statements provide Global Ship Lease's current expectations or forecasts of future events. Forward-looking statements include statements about Global Ship Lease's expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as "anticipate", "believe", "continue", "estimate", "expect", "intend", "may", "ongoing", "plan", "potential", "predict", “should”, "project", "will" or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are based on assumptions that may be incorrect, and Global Ship Lease cannot assure you that these projections included in these forward-looking statements will come to pass. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors.

The risks and uncertainties include, but are not limited to:

•	future operating or financial results;

•	expectations regarding the strength of future growth of the container shipping industry, including the rates of annual demand and supply growth;

•	geo-political events such as the conflict in Ukraine;

•	the length and severity of the ongoing outbreak of the novel coronavirus (COVID-19) around the world and governmental responses thereto;

•	the financial condition of our charterers and their ability and willingness to pay charterhire to us in accordance with the charters and our expectations regarding the same;

•	the overall health and condition of the U.S. and global financial markets;

•
our financial condition and liquidity, including our ability to obtain additional financing to fund capital expenditures, vessel acquisitions and for other general corporate purposes and our ability to meet our financial covenants and repay our borrowings;

•	our expectations relating to dividend payments and expectations of our ability to make such payments including the availability of cash and the impact of constraints under our loan agreements;

•	future acquisitions, business strategy and expected capital spending;

•
operating expenses, availability of key employees, crew, number of off-hire days, drydocking and survey requirements, costs of regulatory compliance, insurance costs and general and administrative costs;

•	general market conditions and shipping industry trends, including charter rates and factors affecting supply and demand;

•	assumptions regarding interest rates and inflation;

•	changes in the rate of growth of global and various regional economies;

•	risks incidental to vessel operation, including piracy, discharge of pollutants and vessel accidents and damage including total or constructive total loss;

•	estimated future capital expenditures needed to preserve our capital base;

•	our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or the useful lives of our vessels;

•	our continued ability to enter into or renew charters including the re-chartering of vessels on the expiry of existing charters, or to secure profitable employment for our vessels in the spot market;

•	our ability to realize expected benefits from our acquisition of secondhand vessels;

•	our ability to capitalize on our management’s and directors’ relationships and reputations in the containership industry to its advantage;

•	changes in governmental and classification societies’ rules and regulations or actions taken by regulatory authorities;

•	expectations about the availability of insurance on commercially reasonable terms;

•	changes in laws and regulations (including environmental rules and regulations);

•	potential liability from future litigation; and

•	other important factors described from time to time in the reports we file with the U.S. Securities and Exchange Commission (the “SEC”).

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Global Ship Lease's actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in Global Ship Lease's filings with the SEC. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Global Ship Lease undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Global Ship Lease describes in the reports it will file from time to time with the SEC after the date of this communication.

Global Ship Lease, Inc.

Interim Unaudited Condensed Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars except share data)

	June 30, 2023	December 31, 2022
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$84,493	$120,130
Time deposits	12,600	8,550
Restricted cash	45,142	28,363
Accounts receivable, net	3,109	3,684
Inventories	13,399	12,237
Prepaid expenses and other current assets	36,252	33,765
Derivative asset	28,177	29,645
Due from related parties	48	673
Total current assets	$223,220	$237,047
NON - CURRENT ASSETS
Vessels in operation	$1,716,778	$1,623,307
Advances for vessels' acquisitions and other additions	6,699	4,881
Deferred charges, net	69,106	54,663
Other non - current assets	31,572	31,022
Derivative asset, net of current portion	28,727	33,858
Restricted cash, net of current portion	116,767	121,437
Total non - current assets	1,969,649	1,869,168
TOTAL ASSETS	$2,192,869	$2,106,215
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable	$25,809	$22,755
Accrued liabilities	29,624	36,038
Current portion of long-term debt	204,140	189,832
Current portion of deferred revenue	29,661	12,569
Due to related parties	692	572
Total current liabilities	$289,926	$261,766
LONG-TERM LIABILITIES
Long - term debt, net of current portion and deferred financing costs	$707,673	$744,557
Intangible liabilities-charter agreements	8,697	14,218
Deferred revenue, net of current portion	114,331	119,183
Total non - current liabilities	830,701	877,958
Total liabilities	$1,120,627	$1,139,724
Commitments and Contingencies		-
SHAREHOLDERS' EQUITY
Class A common shares - authorized 214,000,000 shares with a $0.01 par value 35,165,914 shares issued and outstanding (2022 – 35,990,288 shares)	$351	$359
Series B Preferred Shares - authorized 104,000 shares with a $0.01 par value 43,592 shares issued and outstanding (2022 – 43,592 shares)	-	-
Additional paid in capital	676,571	688,262
Retained earnings	367,311	246,390
Accumulated other comprehensive income	28,009	31,480
Total shareholders' equity	1,072,242	966,491
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$2,192,869	$2,106,215

 Global Ship Lease, Inc.

Interim Unaudited Condensed Consolidated Statements of Income

(Expressed in thousands of U.S. dollars)

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
OPERATING REVENUES
Time charter revenue (includes related party revenues of $nil and $27,266 for each of the three month periods ended June 30, 2023 and 2022, respectively, and $nil and $66,929 for each of the six month periods ended June 30, 2023 and 2022, respectively)	$160,399	$143,891	$316,326	$284,667
Amortization of intangible liabilities-charter agreements (includes related party amortization of intangible liabilities-charter agreements of $nil and $2,094 for the three month periods ended June 30, 2023 and 2022, respectively, and $nil and $5,385 for each of the six month periods ended June 30, 2023 and 2022, respectively)	1,681	10,565	5,045	23,420
Total Operating Revenues	162,080	154,456	321,371	308,087

OPERATING EXPENSES:
Vessel operating expenses (includes related party vessel operating expenses of $4,556 and $4,230 for each of the three month periods ended June 30, 2023 and 2022, respectively, and $8,901 and $8,609 for each of the six month periods ended June 30, 2023 and 2022, respectively)	43,407	41,442	86,169	80,886
Time charter and voyage expenses (includes related party time charter and voyage expenses of $1,942 and $1,473 for the three month periods ended June 30, 2023 and 2022, respectively, and $3,662 and $2,950 for each of the six month periods ended June 30, 2023 and 2022, respectively)	6,681	5,101	12,139	9,458
Depreciation and amortization	22,172	20,273	43,356	40,125
General and administrative expenses	4,711	4,054	9,500	10,292
Operating Income	85,109	83,586	170,207	167,326

NON-OPERATING INCOME/(EXPENSES)
Interest income	2,582	265	4,394	515
Interest and other finance expenses	(10,905)	(30,007)	(22,008)	(48,742)
Other income, net	(422)	(193)	1,160	178
Fair value adjustment on derivative asset	1,417	2,084	(1,368)	6,648
Total non-operating expenses	(7,328)	(27,851)	(17,822)	(41,401)
Income before income taxes	77,781	55,735	152,385	125,925
Income taxes	(5)	-	(5)	-
Net Income	77,776	55,735	152,380	125,925
Earnings allocated to Series B Preferred Shares	(2,384)	(2,384)	(4,768)	(4,768)
Net Income available to Common Shareholders	$75,392	$53,351	$147,612	$121,157

Global Ship Lease, Inc.

Interim Unaudited Condensed Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)
	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Cash flows from operating activities:
Net income	$77,776	$55,735	$152,380	$125,925
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	$22,172	$20,273	$43,356	$40,125
Amounts reclassified from other comprehensive income	(137)	-	(176)	-
Amortization of derivative asset's premium	1,045	128	1,936	129
Amortization of deferred financing costs	1,361	4,514	2,836	6,093
Amortization of original issue premium on repurchase of notes	-	446	-	326
Amortization of intangible liabilities-charter agreements	(1,681)	(10,565)	(5,045)	(23,420)
Fair value adjustment on derivative asset	(1,417)	(2,084)	1,368	(6,648)
Prepayment fees on debt repayment	-	11,229	-	15,197
Stock-based compensation expense	2,505	2,231	5,179	5,661
Changes in operating assets and liabilities:
Decrease/(increase) in accounts receivable and other assets	$3,893	$(4,350)	$(2,462)	$(6,184)
Increase in inventories	(1,855)	(968)	(1,162)	(543)
Increase in derivative asset	-	-	-	(15,370)
(Decrease)/increase in accounts payable and other liabilities	(1,090)	4,839	(10,668)	(1,015)
Decrease in related parties' balances, net	890	3,311	745	2,183
Increase in deferred revenue	4,028	2,109	12,240	607
Unrealized foreign exchange loss	1	2	1	4
Net cash provided by operating activities	$107,491	$86,850	$200,528	$143,070
Cash flows from investing activities:
Acquisition of vessels	$(123,300)	$-	$(123,300)	$-
Cash paid for vessel expenditures	(3,369)	(1,238)	(4,551)	(3,225)
Advances for vessel acquisitions and other additions	(2,713)	(1,202)	(5,945)	(2,324)
Cash paid for drydockings	(11,995)	(5,938)	(18,300)	(15,253)
Net proceeds from sale of vessel	-	-	5,940	-
Time deposits (acquired)/withdrawal	(3,000)	100	(4,050)	100
Net cash used in investing activities	$(144,377)	$(8,278)	$(150,206)	$(20,702)
Cash flows from financing activities:
Repurchase of 2024 Notes, including premium	$-	$(29,070)	$-	$(29,070)
Proceeds from drawdown of credit facilities	76,000	-	76,000	60,000
Proceeds from 2027 USPP Notes	-	350,000	-	350,000
Repayment of credit facilities/sale and leaseback	(47,215)	(39,007)	(100,271)	(79,918)
Repayment of refinanced debt, including prepayment fees	-	(246,498)	-	(276,671)
Deferred financing costs paid	(1,140)	(7,018)	(1,140)	(9,264)
Cancellation of Class A common shares	(6,992)	(4,925)	(16,980)	(4,925)
Class A common shares-dividend paid	(13,340)	(13,836)	(26,691)	(23,093)
Series B preferred shares-dividend paid	(2,384)	(2,384)	(4,768)	(4,768)
Net cash provided by/(used in) financing activities	$4,929	$7,262	$(73,850)	$(17,709)
Net (decrease)/increase in cash and cash equivalents and restricted cash	(31,957)	85,834	(23,528)	104,659
Cash and cash equivalents and restricted cash at beginning of the period	278,359	214,467	269,930	195,642
Cash and cash equivalents and restricted cash at end of the period	$246,402	$300,301	$246,402	$300,301
Supplementary Cash Flow Information:
Cash paid for interest	16,875	12,708	33,329	25,297
Cash received from interest rate caps	8,839	254	15,916	254
Non-cash investing activities:
Unpaid capitalized expenses	11,997	8,101	11,997	8,101
Unpaid drydocking expenses	16,199	7,417	16,199	7,417
Non-cash financing activities:
Unpaid deferred financing costs	-	341	-	341
Unrealized gain/(loss) on derivative assets	2,803	5,632	(5,231)	22,914